SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS	世達國際律師事務所	AFFILIATE OFFICES
CHRISTOPHER W. BETTS
GEOFFREY CHAN *	42/F, EDINBURGH TOWER, THE LANDMARK	BOSTON
SHU DU *	15 QUEEN’S ROAD CENTRAL, HONG KONG	CHICAGO
ANDREW L. FOSTER *		HOUSTON
CHI T. STEVE KWOK *	TEL: (852) 3740-4700	LOS ANGELES
EDWARD H.P. LAM ♦*	FAX: (852) 3740-4727	NEW YORK
HAIPING LI *	www.skadden.com	PALO ALTO
RORY MCALPINE ♦		WASHINGTON, D.C.
JONATHAN B. STONE *		WILMINGTON
PALOMA P. WANG
BEIJING
BRUSSELS
♦(ALSO ADMITTED IN ENGLAND & WALES)		FRANKFURT
*(ALSO ADMITTED IN NEW YORK)		LONDON
MOSCOW
REGISTERED FOREIGN LAWYER		MUNICH
Z. JULIE GAO (CALIFORNIA)		PARIS
SÃO PAULO
SEOUL
SHANGHAI
SINGAPORE
TOKYO
	April 24, 2020	TORONTO

Confidential

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             KE Holdings Inc.
Confidential Submission of the Draft Registration Statement on Form F-1

Dear Sir/Madam,

On behalf of our client, KE Holdings Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering in the United States of the Company’s class A ordinary shares, par value US$0.0001 per share, to be represented by American depositary shares (“ADSs”) via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review in accordance with the procedures of the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

*                                         *                                         *

If you have any question regarding the Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com, or Amanda Zhang, partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86 10 6533 2098 or via email at amanda.zhang@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

cc:                                ZUO Hui, Chairman of the Board of Directors, KE Holdings Inc.

PENG Yongdong, Executive Director and Chief Executive Officer, KE Holdings Inc.

XU Tao, Executive Director and Chief Financial Officer, KE Holdings Inc.

Amanda Zhang, Partner, PricewaterhouseCoopers Zhong Tian LLP

Li He, Esq., Partner, Davis Polk & Wardwell LLP

James Lin, Esq., Partner, Davis Polk & Wardwell LLP